06006252

ITED STATES
)EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44865

RECEIVED
MAR 0 6 2006
213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Group Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 5th Street, Suite 100
(No. and Street)

Sioux City (City) IA (State) 51101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Dean Phillips (712) 255-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henjes, Conner & Williams, PC
(Name – *if individual, state last, first, middle name*)

P. O. Box 1528 (Address) Sioux City (City) IA (State) 51102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Dean Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Executive Vice President
Title

DeETTE ROCHELLE JONAS
Commission Number 154427
My Commission Expires
1-4-08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARNER GROUP, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005 AND 2004

C O N T E N T S

* * * * * * * *

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Warner Group, Inc.
Sioux City, Iowa

We have audited the accompanying statements of financial condition of WARNER GROUP, INC. (a wholly-owned subsidiary of WGHC, Inc.), as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Warner Group, Inc., as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with industry standards, we have also issued our reports dated January 18, 2006, on our consideration of Warner Group's internal control structure. These reports are an integral part of an audit performed in accordance with industry standards and should be read in conjunction with this report in considering the results of our audits.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henjes, Conner & Williams, P.C.
Certified Public Accountants

Sioux City, Iowa
January 18, 2006

WARNER GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash and Cash Equivalents	$ 593,972	$ 868,177
Securities Owned - Note 6	3,300	3,300
Commissions Receivable	269,165	245,020
Other Receivables	26,682	35,245
Clearing Deposits	40,000	40,000
Prepaid Expenses	118,845	94,087
Employee Receivables - Note 7	1,735	3,559
Deferred Tax Asset - Note 9	37,293	-
Broker License	20,000	20,000
Total Assets	$ 1,110,992	$ 1,309,388

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
LIABILITIES		
Accounts Payable	$ 217,364	$ 185,635
Customer Deposits	2,928	2,928
Due to WGHC, Inc. - Note 8	43,474	24,571
Commissions and Bonuses Payable	235,968	350,616
Payroll Taxes Payable	64,456	69,199
Income Taxes Payable	-	1,492
Total Liabilities	$ 564,190	$ 634,441
STOCKHOLDERS' EQUITY		
Common Stock ($.10 Par, 100,000 Shares Authorized, 27,085 Shares Issued and Outstanding)	$ 2,709	$ 2,709
Additional Paid-In Capital	6,662	6,662
Retained Earnings	537,431	665,576
Total Stockholders' Equity	$ 546,802	$ 674,947
Total Liabilities and Stockholders' Equity	$ 1,110,992	$ 1,309,388

The Accompanying Notes Are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005		2004	
	Amount	% to Sales	Amount	% to Sales
REVENUE				
Commissions	$ 3,957,301	91.8 %	$ 3,725,913	91.3 %
Interest and Other Income .	353,053	8.2	355,057	8.7
Total Revenues	$ 4,310,354	100.0 %	$ 4,080,970	100.0 %
PRODUCTION EXPENSES				
Commissions and Broker Expenses	$ 2,129,842	49.4 %	$ 2,035,420	49.9 %
Clearing Expenses	271,057	6.3	282,139	6.9
Legal Settlement - Note 4 .	440,000	10.2	-	-
Payroll Taxes and Employee Benefits	244,042	5.7	378,078	9.3
Total Production Expenses	$ 3,084,941	71.6 %	$ 2,695,637	66.1 %
Gross Profit	$ 1,225,413	28.4 %	$ 1,385,333	33.9 %
GENERAL AND ADMINISTRATIVE EXPENSES				
Office Salaries	$ 446,536	10.4 %	$ 434,943	10.6 %
Market Quotation Service .	63,459	1.5	89,725	2.2
Dues and Subscriptions ..	19,504	.5	18,075	.5
Insurance	25,270	.6	21,449	.5
Entertainment and Travel .	18,556	.4	16,723	.4
Advertising	66,568	1.5	48,712	1.2
Office Expense	47,599	1.1	41,053	1.0
Postage	23,154	.5	26,158	.6
Telephone	42,395	1.0	49,312	1.2
Rent and Equipment Leases - Note 2	237,255	5.5	217,476	5.3
Training	6,359	.1	6,893	.2
Payroll Taxes and Employee Benefits	164,346	3.8	141,629	3.5
Registration Fees	43,961	1.1	41,060	1.0
Consultant Fees	1,089	-	1,210	-
Professional Services ...	139,373	3.2	141,458	3.5
Utilities	7,521	.2	7,249	.2
Cleaning, Repairs and Maintenance	37,906	.9	33,531	.8
Total Expenses	$ 1,390,851	32.3 %	$ 1,336,656	32.7 %
Operating Income (Loss)	$(165,438)	(3.9)%	$ 48,677	1.2 %
Income Taxes (Benefit) - Note 9	(37,293)	.9	8,218	(.2)
Net Income (Loss) ..	$(128,145)	(3.0)%	$ 40,459	1.0 %

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at December 31, 2003	$ 2,709	$ 6,662	$ 625,117
Net Income for 2004			40,459
Balances at December 31, 2004	$ 2,709	$ 6,662	$ 665,576
Net (Loss) for 2005			(128,145)
Balances at December 31, 2005	$ 2,709	$ 6,662	$ 537,431

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Subordinated Liabilities at December 31, 2003	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2004	-
Subordinated Liabilities at December 31, 2004	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2005	-
Subordinated Liabilities at December 31, 2005	-

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received for Commissions	$ 3,933,157	$ 3,727,726
Cash Received for Other Income	343,710	567,440
Cash Paid to Suppliers and Employees	(4,567,486)	(3,742,221)
Cash Paid for Income Taxes	(1,492)	(20,527)
Cash Received for Interest Income	17,906	8,186
Net Cash Provided (Used) by Operating Activities	$(274,205)	$ 540,604
Net Increase (Decrease) in Cash and Cash Equivalents	$(274,205)	$ 540,604
Cash and Cash Equivalents at Beginning of Year	868,177	327,573
Cash and Cash Equivalents at End of Year	$ 593,972	$ 868,177
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net Income (Loss)	$(128,145)	$ 40,459
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
Decrease in Securities Owned	-	$ 229,959
(Increase) Decrease in Commissions Receivable	$(24,145)	1,813
(Increase) Decrease in Other Receivables	8,563	(9,390)
(Increase) in Prepaid Expenses	(24,758)	(10,730)
(Increase) Decrease in Employee Receivables	1,824	(3,291)
(Increase) Decrease in Deferred Tax Asset	(37,293)	41
Increase in Accounts Payable	31,729	92,659
(Decrease) in Customer Deposits	-	(371)
Increase in Due to WGHC, Inc.	18,903	24,571
Increase (Decrease) in Commissions and Bonuses Payable	(114,648)	175,597
Increase (Decrease) in Payroll Taxes Payable	(4,743)	11,637
(Decrease) in Income Taxes Payable	(1,492)	(12,350)
Total Adjustments	$(146,060)	$ 500,145
Net Cash Provided (Used) by Operating Activities	$(274,205)	$ 540,604

The Accompanying Notes are an Integral Part of These Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Warner Group, Inc., a wholly-owned subsidiary of WGHC, Inc., is a broker/dealer authorized to do business in several states but primarily does business in Nebraska, Iowa and South Dakota. The Company began doing business on May 8, 1992, and is the continuation of a business that was acquired and operated under the same name. Currently, offices are located in Sioux City, Waterloo and Waverly, Iowa, and Omaha, Nebraska.

For purposes of the statement of cash flows, cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

No allowance for doubtful accounts is provided. Management considers all receivables to be collectible.

Note 2 - LEASES

The Company leases its office space for $12,595 per month with minimum future payments as follows:

December, 2006	$ 120,408
December, 2007	$ 119,286
December, 2008	$ 85,551
December, 2009	$ 81,176
December, 2010	$ 81,176

The leases are for several different locations and expire at different times. Rent expense was $154,025 and $149,994 at December 31, 2005 and 2004, respectively.

The Company also leases various equipment on a month-to-month basis. Lease expense for the years ended December 31, 2005 and 2004, was $83,230 and $67,483, respectively. A portion of the equipment leases were with the Company's parent company. See Note 8.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to four percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. On April 26, 2005,the Company reduced its net capital requirement from $250,000 to $50,000 pursuant to CFTC's Regulation 1.12. At December 31, 2005, the Company had net capital of $338,432, which was $288,432 in excess of its required net capital. The Company's net capital ratio was 1.67 to 1. At December 31, 2004, the Company had net capital of $510,791, which was $260,791 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.24 to 1.

Note 4 - CONTINGENCY

The Company was involved in a lawsuit filed by one of its customers that was settled through mediation in 2005. The Company has proposed a portion of the settlement be divided among the individuals deemed responsible. At this time, however, no estimate can be made as to the amount, if any, that will actually be received.

As a result of this situation, the Securities and Exchange Commission (SEC) performed an examination of the Company's books and records. As of December 31, 2005, the SEC has not issued a final report on any possible deficiencies or violations of law or any corrective actions that may result from the examination.

The effect, if any, on the Company's financial position cannot be determined at this time.

Note 5 - RETIREMENT PLAN

The Company has a 401(K) retirement plan that includes a discretionary or matching contribution by the Company. The Company's contribution was $60,000 and $191,000 for the years ended December 31, 2005 and 2004, respectively.

Note 6 - SECURITIES OWNED

At December 31, 2005 and 2004, securities consisted of the following:

	2005		2004	
	Cost	Market Value	Cost	Market Value
Corporate Stock	$ 3,300	$ 3,300	$ 3,300	$ 3,300
	$ 3,300	$ 3,300	$ 3,300	$ 3,300

Securities are recorded at their current market value and are recorded as trading securities, which are securities that are bought and sold in the normal course of business.

Note 7 - EMPLOYEE RECEIVABLES

Employee receivables consist of the following at December 31, 2005 and 2004:

	2005	2004
Advances	$ 1,735	$ 3,559

Note 8 - RELATED-PARTY TRANSACTIONS

The Company is leasing equipment from its parent company in transactions that are considered operating leases. Future minimum lease payments are as follows:

December, 2006	$ 53,572
December, 2007	$ 51,523
December, 2008	$ 17,473

Total lease expense to WGHC, Inc. for the years ended December 31, 2005 and 2004, was $53,531 and $44,854, respectively.

Note 8 - RELATED-PARTY TRANSACTIONS
(Cont.)

At December 31, 2005 and 2004, the Company owed WGHC, Inc. the following:

	2005	2004
Accrued Expenses	$ 43,474	$ 24,631
Advance to Employee	-	6,361
WGHC, Inc. Expenses Paid by Warner Group	-	(6,421)
	$ 43,474	$ 24,571

Note 9 - INCOME TAXES

The Company files a consolidated income tax return with its parent company, WGHC, Inc. Warner Group, Inc.'s income tax provision consists of the following:

	2005	2004
Federal	-	$ 4,182
State	-	4,036
Deferred (Benefit)	$(37,293)	-
	$(37,293)	$ 8,218

Deferred taxes are created due to timing differences in expense recognition and Warner Group's net operating loss carryforward for tax purposes. Realization of the asset is dependent upon the Company generating sufficient future taxable income against which its loss carryforward can be offset. The Company expects to fully benefit from the recorded deferred tax asset, as the unused operating loss carryforward may be applied against future taxable income in various years from 2006 to 2026.

Note 10 - OFF-BALANCE SHEET RISK

At December 31, 2005 and 2004, and at times during the years, the Company had total cash balances greater than $100,000 per bank. The banks have FDIC insurance that insures depositors' accounts up to $100,000. The Company has exposure on any amount that exceeds $100,000, should that financial institution fail.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL		
Total Stockholders' Equity	$ 546,802	$ 674,947
Deduct Stockholders' Equity Not Allowable for Net Capital	-	-
Total Stockholders' Equity Qualified for Net Capital	$ 546,802	674,947
Add:		
A. Allowable Subordinated Borrowings	-	-
Total Capital and Allowable Subordinated Borrowings	$ 546,802	$ 674,947
Deductions and/or Charges:		
A. Non-Allowable Assets		
Prepaid Expenses	$ 118,845	$ 94,087
Broker License	20,000	20,000
Miscellaneous Receivables	28,417	38,804
Securities Not Readily Marketable	3,300	3,300
Deferred Tax Asset	37,293	-
	$ 207,855	$ 156,191
Net Capital Before Haircuts on Securities Positions	$ 338,947	$ 518,756
Haircuts on Securities (Computed Pursuant to Rule 15c3-1(f))	515	7,965
Net Capital	$ 338,432	$ 510,791
AGGREGATE INDEBTEDNESS		
Commissions and Bonuses Payable	$ 235,968	$ 350,616
Customer Deposits	2,928	2,928
Payroll Taxes Payable	64,456	69,199
Income Taxes Payable	-	1,492
Other Accounts Payable and Accrued Expenses	260,838	210,206
Total Aggregate Indebtedness	$ 564,190	$ 634,441
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required	$ 50,000	$ 250,000
Excess Net Capital at 1,500 Percent	$ 288,432	$ 260,791
Excess Net Capital at 1,000 Percent (Net Capital - 10% of Aggregate Indebtedness)	$ 282,013	$ 447,347
Ratio: Aggregate Indebtedness to Net Capital	1.67 to 1	1.24 to 1

The above calculations are based on Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Exchange Act. There is no material difference from this schedule and the Company's computation, included in Part II of Form X-17A-5, as of December 31, 2005.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005 AND 2004

There are no reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 because the Company is exempt under Rule 15c3-3(k)(2)(ii). The Company operates as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION UNDER REGULATION 1.16

The Company is exempt from the segregation requirements of Regulation 1.16 of the Commodity Exchange Act because it is an introducing broker.

(This Page Intentionally Left Blank)

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Warner Group, Inc.
Sioux City, Iowa

In planning and performing our audit of the financial statements of WARNER GROUP, INC., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner & Williams, P.C.
Certified Public Accountants

Sioux City, Iowa
January 18, 2006

(This Page Intentionally Left Blank)

HENJES, CONNER &
WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Board of Directors
Warner Group, Inc.
Sioux City, Iowa

In planning and performing our audit of the financial statements of WARNER GROUP, INC., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commodity Futures Trading Commission (CFTC), and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner + Williams, P.C.
Certified Public Accountants

Sioux City, Iowa
January 18, 2006